REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room #1 located at 4F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea at 10:00 a.m. on March 29, 2024.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•Agendum 1: the shareholders approved the Company’s consolidated and separate financial statements as of and for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, or Korean IFRS, and audited in accordance with Korean Standards on Auditing.

•Agendum 2: the shareholders approved the reappointment of nine directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai, Heung Gon Kim (who are inside directors), Jung Yoo, Yong Seon Kwon, Kee Woong Park, and Ms. Hyo Eun Lim (who are independent directors) and the appiontment of two directors Mr. Koji Yoshida (who is an inside director) and Ms. Geum Ok Sim (who is an independent director).

•Agendum 3: the shareholders approved the amount of KRW 4,000,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2024.

Furthermore, the Company’s 2023 Annual Business Report was presented to the shareholders at the AGM.

The Company’s Board of Directors, consisting of the nine reelected directors and the two elected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park was reappointed as Chief Executive Officer and Mr. Yoshinori Kitamura was reappointed as Chairman of the Board of Directors.

Messrs. Jung Yoo, Yong Seon Kwon, and Kee Woong Park were reappointed as Audit Committee members at the Board Meeting.

The Company expects to file the Company’s consolidated and separate financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with Korean IFRS and audited in accordance with Korean Standards on Auditing as of and for the years ended December 31, 2023 and December 31, 2022 (“2023/2022 Korean IFRS consolidated and separate financial statements”) with the Financial Supervisory Service of Korea no later than April 12, 2024. The condensed English translation version of the 2023/2022 Korean IFRS consolidated and separate financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: March 29, 2024

Exhibit Index

Exhibit No.	Description
99. 1	Gravity Reports Consolidated Financial Results for 2023

99. 2	Gravity Reports Separate Financial Results for 2023

99. 3	2023 Annual Business Report